UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 29, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater releases its Annual suite of reports, the AGM Notice and the No Change Report

Johannesburg, 29 March 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to advise that its 2018 Integrated Annual Report, Annual Financial Report, Company Financial Statements, Summarised Report, the Notice of Annual General Meeting and the Mineral Resources and Mineral Reserves supplement as well as other relevant supplementary documentation, have been released on its website at http://reports.sibanyestillwater.com/2018.

The Summarised Report including the Notice of the AGM to shareholders will be posted today.

The Group's auditors KPMG Inc., has audited the 2018 consolidated and company financial statements and its unqualified audit report is open for inspection at the Company's offices. The information previously published in the preliminary results released on 21 February 2019 has not changed.

Notice of Annual General Meeting

The Annual General Meeting of the Company (AGM) for the year ended 31 December 2018 will be held at the South African Operations' Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on 28 May 2019 at 09:00 (CAT). The AGM will conduct the business as stated in the notice of the meeting, a copy of which can be found on https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2018.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) is Monday, 27 May 2019 (not Sunday, 26 May 2019 as incorrectly stated in the printed notice of meeting). The last day to trade in order to be registered in the Company's securities register is Wednesday, 22 May 2019.

Sibanye-Stillwater Investor relations contact:

James Wellsted
Head of Investor Relations
Email: ir@sibanyestillwater.com
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 29, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer